NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO LOS ANGELES TAIWAN BOSTON HOUSTON AUSTIN HANOI HO CHI MINH CITY	FIRM and AFFILIATE OFFICES Dwight A. Kinsey DIRECT DIAL: +1 212 404 8727 PERSONAL FAX: +1 212 818 9606 E-MAIL: DAKinsey@duanemorris.com www.duanemorris.com	SHANGHAI ATLANTA BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NEWARK LAS VEGAS CHERRY HILL LAKE TAHOE MYANMAR OMAN A GCC REPRESENTATIVE OFFICE OF DUANE MORRIS ALLIANCES IN MEXICO AND SRI LANKA

November 25, 2020

VIA EDGAR AND FEDEX

Ms. Ada D. Sarmento
Tom Buchmiller
Office of Healthcare & Insurance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re.	Evaxion Biotech A/S. Draft Registration Statement on Form F-1 Confidentially Submitted on October 22, 2020. CIK No. 0001828253

Dear Ms. Sarmento:

On behalf of our client, Evaxion Biotech A/S (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 18, 2020 (the “Comment Letter”) relating to the Company’s Confidential Draft Registration Statement on Form F-1 submitted to the Commission on October 22, 2020 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft of the Draft Registration Statement (the “Amended DRS”) together with this response letter. The Amended DRS also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the Amended DRS (including exhibits) and four (4) marked copies of the Amended DRS showing the changes to the Draft Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments. The responses below are based on information provided to us by the Company. The headings and paragraph numbers of this response letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments below in bold italics. Capitalized terms used but not defined herein have the meanings given to them in the Amended DRS. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amended DRS.

Duane Morris llp
230 Park Avenue, Suite 1130 NEW YORK, NY 10169-0079 DM3\7130777.1	PHONE: +1 212 818 9200 FAX: +1 212 818 9606

November 25, 2020

Prospectus Summary

Overview, page 1

1. Please revise your product pipeline table on pages 2, 116 and 126 to include separate columns for Phase 2 and Phase 3.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that it has revised the product pipeline table on pages 2, 121 and 131 to include separate columns for Phase 2 and Phase 3.

2. We note certain statements in this section and in the Business section that preliminary data from your EVX-01 clinical trial shows "early signs of potential efficacy" in combination with check point inhibitor therapy, that you have demonstrated that development and iterative training of your AI platform "directly translates into improved antitumor effect in pre-clinical studies" and EVX-03 "has shown highly encouraging data in inducing an antitumor effect." Efficacy is a determination that is solely within the authority of the FDA or similar foreign regulators. You may present clinical trial end points and objective data resulting from trials without concluding efficacy. Please revise these statements accordingly.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that it has revised the statements related to the use of the term “efficacy” and “efficacious” where appropriate throughout the Amended DRS. With respect to the information related to certain antitumor effects observed by the Company in its pre-clinical studies, the Company has revised the disclosure on pages 3 and 128 to more clearly indicate that such antitumor effects were observed in mice. The Company believes that it is appropriate to inform the reader that such antitumor effects were observed in pre-clinical mouse studies and that such disclosure does not relate to, or imply efficacy of, the Company’s product candidates in human clinical trials. In addition, there is a full discussion of the pre-clinical mouse studies on page 136, which presents the pre-clinical data supporting these statements.

3. We note your disclosure that EDEN is able to identify novel and highly protective vaccine antigens within 48 hours and new product candidates can be produced to be tested in preclinical studies in weeks, that EDEN can identify vaccine candidates in a matter of weeks instead of years thus lowering the overall development time and that you have the ability to rapidly move from target identification to clinical development in as little as 18 months as demonstrated in your EVX-02 program. Please balance this disclosure by noting, if true, that there is no guarantee that you will be able to identify potential drug candidates in this timeframe in the future and revise these statements to remove any implication that you will be able to accelerate the development of your product candidates as such statements are speculative.

November 25, 2020

RESPONSE: In response to the Staff’s comment, disclosure has been added or included on pages 7, 122, and 143 to indicate that there is no guarantee that the Company will be able to identify potential drug candidates in the stated time frame in the future. In addition, disclosure has been added on page 24 in the Risk Factor section indicating that no assurance can be given that the Company will be able to do the same with other product candidates in the future. Furthermore, the Company has revised these statements to remove any implication that it will be able to accelerate the development of its product candidates.

Our PIONEER Platform, page 2

4. Please briefly explain what the GAMP5 approach is on page 3 and what GxP compliance is on page 4.

RESPONSE: In response to the Staff’s comment, the Company has added disclosure on page 3 explaining the meaning of the term GAMP5 and has removed the references to GxP.

Our EDEN Platform, page 4

5. Please provide the basis for your statement that "the ability of EDEN to predict protective vaccine antigens has been confirmed in pre-clinical models."

RESPONSE: In response to the Staff’s comment, disclosure has been added or is included on pages 5, 142 and 145, to provide the basis for this statement.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 9

6. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that the Company has not yet engaged in any testing the waters communications or meetings. The Company further advises the Staff that it will supplementally provide the Staff under separate cover with a copy of any presentation that the Company intends to use in any testing the waters communications and meetings with qualified institutional buyers or institutional accredited investors. The Company further advises the Staff that it will supplementally provide the Staff with copies of any additional written communications of the type referenced in the Staff’s comment.

November 25, 2020

Material Internal Control Weakness, page 20

7. Please expand the risk factor to disclose the number of additional accounting personnel you believe are needed to remediate your internal control weakness. Also, please state the estimated time period during which you plan to hire the additional personnel.

RESPONSE: In response to the Staff’s comment, disclosure has been added in the Risk Factor section on pages 20 and 21 indicating that the Company has commenced measures to remediate the material weakness such as retaining an accounting consulting firm to provide additional depth and breadth to our technical accounting and financial reporting capabilities, hiring of its Chief Financial Officer in October 2019, its Corporate Controller in May 2020 and its Finance Manager in October 2020 as part of this remediation process. In addition, the Company has added disclosure indicating that prior to the end of 2021, it plans to hire between two to four additional accounting personnel, with financial statement closing experience and technical IFRS knowledge for the purposes of timely and reliable financial reporting in accordance with IFRS and the requirements set forth by the SEC, to perform specific functions, design and implement improved processes and internal controls, build the Company’s financial management and reporting infrastructure, and further develop and document its accounting policies and financial reporting procedures, including ongoing senior management review and audit committee oversight.

Critical Accounting Policies and Estimates

Ordinary Share Valuation, page 113

8. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the awards underlying your warrants and/or options and the reasons for any differences between the recent valuations of your units leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including unit-based compensation. Please discuss with the staff how to submit your response.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that once an estimated price range has been determined, the Company will supplementally provide the Staff with an analysis explaining how the Company determined the fair value of the common stock underlying the Company’s equity issuances and the reasons for the difference between the most recent valuations of its ordinary shares leading up to the initial public offering and the estimated offering price.

November 25, 2020

Our PIONEER Derived Immuno-Oncology Programs, page 126

9. We note that you do not appear to disclose p-values associated with the results shown in the graphics on pages 127, 131 and 133. If the results shown could be due to chance, please revise to make that clear.

RESPONSE: In response to the Staff’s comment, disclosure has been added on pages 131,132,137, 148 and 149 to include the appropriate p-values associated with the results shown on those pages.

Our Adaptive Vaccine Approach and RAVEN Process, page 145

10. We note your disclosure that you believe that your platform, once developed, will allow you "to rapidly identify, design and manufacture a best in class, second wave vaccine against COVID-19 that offers increased efficacy in a larger part of the human population."

Please delete this statement as it appears to be speculative.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that the statement has been deleted.

In-Licensing, page 170

11. Please disclose the upfront licensing fee paid, the aggregate future milestone payments and the royalty term for the Pharma Jet agreement and file the agreement as an exhibit or tell us why you don't believe it is required to be filed. Once you have entered into the SSI agreement, please disclose the upfront licensing fee paid, the aggregate future milestone payments, the royalty rate on net sales and the royalty term and file the agreement as an exhibit or tell us why you do not believe it is required to be filed.

RESPONSE: In response to the Staff’s comment, disclosure has been added to page 177 to include the amount of the upfront licensing fee of $35,000 paid by the Company upon execution of the PharmaJet Licensing Agreement. Disclosure has also been added to indicate that the aggregate future milestone payments payable by the Company thereunder total up to $320,000 and that and additional $250,000 is to be transferred upon regulatory approval of a Company product utilizing the in-licensed technology. Additionally, disclosure has been added to indicated that the royalties payable by the Company under the PharmaJet Licensing Agreement are in the low single digits. The Company respectfully advises the Staff that the Company does not intend to file such agreement as the Company does not believe that such agreement is material to the Company. The amounts potentially due and payable by the Company under the PharmaJet Licensing Agreement are not considered to be material to the Company. Furthermore, the Company believes that the technology licensed under such agreement may be useful, such technology is not material to the Company’s business operations as other injection methodologies can be used in its place and can be provided by any number of readily available providers on similar terms and conditions, including the amounts payable by the Company thereunder.

November 25, 2020

In addition, the Company respectfully advises the Staff that once the SSI agreement has been executed, disclosure will be added to include the amount of the upfront licensing fee and the royalty terms of that agreement. The Company respectfully advises the Staff that the Company intends to file such agreement as an exhibit to a subsequent amendment to the Amended DRS as the Company deems such agreement to be material to its business operations.

Principal Shareholders, page 188

12. Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Punga Punga C.V.

RESPONSE: In response to the Staff’s comment, disclosure has been added in footnote 3 to the Principal Shareholders table on page 196 to indicate the natural person who has voting and investment power of the shares held by Punga Punga C.V.

Description of Share Capital, page 190

13. We note that you refer shareholders to, in part, applicable Danish law. It is not appropriate to qualify your disclosure by reference to information that is not included in the filing or filed as an exhibit. Please revise accordingly.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that it has revised page 197 to delete the reference to the applicable Danish law.

Underwriting, page 222

14. We note your disclosure on page 92 that the initial public offering price for the ADSs was determined through negotiations with the underwriters. Please discuss the various factors considered in such determination. Refer to Item 9(A)(2) of Form 20-F.

November 25, 2020

RESPONSE: In response to the Staff’s comment, disclosure has been added on pages 92 and 230 to reflect additional factors considered by the Company in the determination of the initial public offering price, including, in addition to prevailing market conditions, the Company’s historical performance, estimates of its business potential and earnings prospects, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

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We thank the Staff in advance for its consideration of the Amended DRS and hope the Staff finds that the foregoing answers are responsive to its comments. Please do not hesitate to contact me by telephone at 917-620-3675, by fax at (212) 818-9606 or by email at dakinsey@duanemorris.com or you can also contact Rina Patel of our office by telephone at (212) 404-8736, by fax at (212) 818-9607 or by email at rrpatel@duanemorris.com with any questions or comments regarding this response letter or the Amended DRS.

Very truly yours,

/s/ Dwight A. Kinsey

Dwight A. Kinsey

DAK/jr